UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42256

WORK Medical Technology Group LTD

Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province,
The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Changes in Registrant’s Certifying Accountant

On July 29, 2025, the audit committee of the board of the directors (the “Board”) of WORK Medical Technology Group LTD, a company incorporated under the laws of the Cayman Islands (the “Company”), recommended, and the Board approved, the change of the Company’s independent auditor to HTL International, LLC (“HTL”), in place of WWC, P.C. (“WWC”). The termination of the engagement with WWC became effective as of July 30, 2025, and the engagement of HTL as the independent auditor of the Company became effective as of July 30, 2025.

WWC’s report on the Company’s financial statements for the years ended September 30, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through July 30, 2025, there were no disagreements with WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through July 30, 2025, there were no “reportable events,” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses identified by management under the Company’s annual report on Form 20-F (File No. 001-42256), which was filed with the U.S. Securities and Exchange Commission on February 14, 2025.

The Company has provided WWC with a copy of the above disclosure and requested that WWC furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of WWC’s letter is filed herewith as Exhibit 16.1.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of HTL, neither the Company, nor anyone on behalf of the Company, has consulted HTL regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that HTL concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted HTL regarding any matter that was the subject of a “disagreement” as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any “reportable events” as described in Item 16F(a)(1)(v) of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORK Medical Technology Group LTD

Date: August 1, 2025	By:	/s/ Shuang Wu
	Name:	Shuang Wu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter, dated August 1, 2025, from WWC, P.C. addressed to the U.S. Securities and Exchange Commission

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